UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

NETSHOES (CAYMAN) LIMITED

Unaudited condensed consolidated financial statements

as of and for the nine and three month period ended September 30, 2016 and 2017

Report of Independent Registered Public Accounting Firm

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

December 31, 2016 and September 30, 2017

(Reais and Dollars in thousands)

			December 31,		September 30,
Assets	Note		2016		2017		2017
			BRL		BRL		USD
Current assets:							Note 2.2
Cash and cash equivalents	9	R$	111,304	R$	313,928	US$	99,093
Restricted cash			21,946		14,951		4,719
Trade accounts receivables, net	10		213,994		79,128		24,977
Inventories, net	11		352,011		445,819		140,726
Recoverable taxes	12		66,329		79,476		25,087
Other current assets			59,127		46,753		14,758

Total current assets			824,711		980,055		309,360

Non-current assets:
Restricted cash			21,254		13,861		4,375
Judicial deposits	23		71,817		102,523		32,362
Recoverable taxes	12		33,178		68,349		21,575
Other assets			950		1,950		616
Due from related parties	22		17		12		4
Property and equipment, net	13		74,202		73,411		23,173
Intangible assets, net	14		87,593		107,931		34,069

Total non-current assets			289,011		368,037		116,174

Total assets		R$	1,113,722	R$	1,348,092	US$	425,534

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

December 31, 2016 and September 30, 2017

(Reais and Dollars in thousands)

			December 31,		September 30,
Liabilities and Shareholders’ Equity	Note		2016		2017		2017
			BRL		BRL		USD
Current liabilities:							Note 2.2
Trade accounts payable	15	R$	335,430	R$	302,224	US$	95,399
Reverse factoring			27,867		45,498		14,362
Current portion of long-term debt	17		75,956		106,781		33,706
Derivative financial liabilities	18		186		—		—
Taxes and contributions payable			15,249		14,080		4,444
Deferred revenue	7		6,628		6,628		2,092
Accrued expenses	16		122,048		87,211		27,529
Other current liabilities			33,331		38,640		12,198

Total current liabilities			616,695		601,062		189,730

Non-current liabilities:
Long-term debt, net of current portion	17		311,426		179,961		56,806
Provision for labor, civil and tax risks	23		5,177		10,236		3,231
Share-based payment	20		30,139		—		—
Deferred revenue	7		26,247		23,754		7,498
Other non-current liabilities			13		21		7

Total non-current liabilities			373,002		213,972		67,542

Total liabilities			989,697		815,034		257,272

Shareholders’ equity:
Share capital			141		244		77
Additional-paid in capital			821,988		1,347,266		425,273
Treasury shares			(1,533)		(1,533)		(484)
Accumulated other comprehensive loss			(19,577)		(15,386)		(4,857)
Accumulated losses			(677,379)		(797,518)		(251,742)

Equity attributable to owners of the parent			123,640		533,073		168,267

Equity attributable to non-controlling interests			385		(15)		(5)

Total shareholders’ equity			124,025		533,058		168,262
Total liabilities and shareholders’ equity		R$	1,113,722	R$	1,348,092	US$	425,534

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss

For the nine and three months ended in September 30, 2016 and 2017

(Reais and Dollars in thousands, except loss per share)

			For the nine months ended in September 30,						For the three months ended in September 30,
	Note		2016		2017		2017		2016		2017		2017
			BRL		BRL		USD Note 2.2		BRL		BRL		USD Note 2.2
Net Sales	6	R$	1,163,752	R$	1,302,196	US$	411,047	R$	414,245	R$	444,636	US$	140,352
Cost of sales	8a		(779,140)		(876,378)		(276,634)		(276,753)		(301,423)		(95,146)

Gross Profit			384,612		425,818		134,413		137,492		143,213		45,206

Operating expenses:
Selling and marketing expenses	8b		(318,749)		(354,744)		(111,977)		(108,923)		(132,218)		(41,735)
General and administrative expenses	8c		(136,667)		(113,832)		(35,932)		(44,516)		(39,186)		(12,369)
Other operating expenses, net			(4,031)		(3,192)		(1,008)		(644)		(1,076)		(341)

Total operating expenses			(459,447)		(471,768)		(148,917)		(154,083)		(172,480)		(54,445)

Operating loss			(74,835)		(45,950)		(14,504)		(16,591)		(29,267)		(9,239)

Financial income	8d		21,115		24,575		7,757		8,624		9,380		2,961
Financial expenses	8d		(71,855)		(99,250)		(31,329)		(22,335)		(27,866)		(8,796)

Loss before income tax			(125,575)		(120,625)		(38,076)		(30,302)		(47,753)		(15,074)

Income tax expense			—		(2)		(1)		—		—		—

Net Loss		R$	(125,575)	R$	(120,627)	US$	(38,077)	R$	(30,302)	R$	(47,753)	US$	(15,074)

Net loss attributable to:
Owners of the Parent		R$	(125,059)	R$	(120,139)	US$	(37,923)	R$	(30,374)	R$	(47,640)	US$	(15,038)
Non-controlling interests			(516)		(488)		(154)		72		(113)		(36)
Loss per share attributable to owners of the Parent
Basic and diluted	5	R$	(5.98)	R$	(4.63)	US$	(1.46)	R$	(1.45)	R$	(1.83)	US$	(0.58)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

For the nine and three months ended in September 30, 2016 and 2017

(Reais and Dollars in thousands)

		For the nine months ended in September 30,						For the three months ended in September 30,
		2016		2017		2017		2016		2017		2017
		BRL		BRL		USD		BRL		BRL		USD
						Note 2.2						Note 2.2
Net Loss	R$	(125,575)	R$	(120,627)	US$	(38,077)	R$	(30,302)	R$	(47,753)	US$	(15,073)

Items that will subsequently be recorded to profit or loss
Foreign currency translation		(17,510)		3,734		1,179		(2,352)		(3,854)		(1,217)
Cash flow hedges—effective portion of changes in fair value		(5,242)		348		110		—		—		—
Cash flow hedges—reclassified to initial cost of inventories		1,759		—		—		—		—		—
Cash flow hedges—reclassified to profit or loss		1,471		197		62		—		—		—

Other comprehensive income (loss)		(19,522)		4,279		1,351		(2,352)		(3,854)		(1,217)

Total comprehensive income (loss)		(145,097)		(116,348)		(36,726)		(32,654)		(51,607)		(16,290)

Total comprehensive income (loss) attributable to:
Owners of the Parent	R$	(144,581)	R$	(115,948)	US$	(36,600)	R$	(32,546)	R$	(51,550)	US$	(16,272)
Non-controlling interests		(516)		(400)		(126)		(108)		(57)		(18)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2016 and 2017

(Reais and Dollars in thousands)

		For the nine months ended in September 30,
		2016		2017		2017
		BRL		BRL		USD Note 2.2
Cash flows from operating activities:
Net loss	R$	(125,575)	R$	(120,627)	US$	(38,077)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts		4,096		21,636		6,830
Depreciation and amortization		22,255		22,971		7,251
Loss on disposal of property and equipment, and intangible assets		395		187		59
Share-based payment		1,740		(13,552)		(4,278)
Deferred taxes		—		2		—
Provision for contingent liabilities		1,443		6,971		2,200
Interest expense, net		70,316		85,451		26,973
Provision for inventory losses		2,720		(87)		(28)
Other		—		179		57
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash		2,037		6,994		2,208
Derivative financial instruments		148		—		—
Trade accounts receivable		138,061		112,494		35,510
Inventories		(120,482)		(95,799)		(30,240)
Recoverable taxes		(46,593)		(49,054)		(15,484)
Judicial deposits		(27,874)		(30,706)		(9,693)
Other assets		(21,711)		5,998		1,893
Increase (decrease) in:
Derivative financial instruments		(177)		(186)		(59)
Trade accounts payable		21,602		(29,294)		(9,247)
Reverse factoring		4,525		11,489		3,627
Taxes and contributions payable		(912)		(783)		(247)
Deferred revenue		(1,310)		(2,493)		(787)
Accrued expenses		(23,367)		(29,598)		(9,342)
Share-based payment		(7,426)		(2,058)		(650)
Other liabilities		7,548		922		291

Net cash provided by (used in) operating activities		(98,541)		(98,943)		(31,233)
Cash flows from investing activities:
Purchase of property and equipment		(21,441)		(5,931)		(1,872)
Purchase of intangible assets		(38,379)		(37,311)		(11,777)
Interest received on installment sales		1,540		1,075		339
Restricted cash		(4,950)		7,375		2,328

Net cash provided by (used in) investing activities		(63,230)		(34,792)		(10,982)
Cash flows from financing activities:
Proceeds from debt		146,023		131,070		41,373
Payments of debt		(75,085)		(140,033)		(44,202)
Payments of interest		(82,825)		(83,389)		(26,322)
Proceeds from issuance of common shares		—		423,388		133,645

Net cash provided by (used in) financing activities		(11,887)		331,036		104,494
Effect of exchange rate changes on cash and cash equivalents		(3,099)		5,323		1,680

Change in cash and cash equivalents		(176,757)		202,624		63,959
Cash and cash equivalents, beginning of period		249,064		111,304		35,134
Cash and cash equivalents, end of period		72,307		313,928		99,093

	R$	(176,757)	R$	202,624	US$	63,959
Supplemental disclosure
Non-cash investing and financing activities:
Acquisition of property and equipment and intagible assets (Note 16)	R$	2,677	R$	4,120	US$	1,301
Deferred offering costs reclassified to equity (Note 1.2)	R$	—	R$	6,808	US$	2,149
Convertible notes converted to common shares (Note 1.3)	R$	—	R$	94,151	US$	29,719
Reclassification of share-based payment fromCash-settled arrangement to Equity-settled arrangement (Note 20)	R$	—	R$	13,706	US$	4,326

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the nine months ended September 30, 2016 and 2017

(Reais and Dollars in thousands)

		Equity Attributtable to owners of the Parent														Non-controlling Interest		Total Equity
		Share Capital		Additional Paid-in Capital		Tresuary Shares		Accumulated Losses		Foreign Currency Translation		Gain (Loss) on Hedge Accounting		Total
		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL
Balance, January 1, 2016	R$	141	R$	821,988	R$	(925)	R$	(526.305)	R$	(7.735)	R$	913	R$	288.077	R$	925	R$	289.002
Comprehensive Income (Loss)
Net loss		—		—		—		(125.059)		—		—		(125.059)		(516)		(125.575)
Other comprehensive income (loss)		—		—		—		—		(17.510)		(2.012)		(19.522)		—		(19.522)

Total comprehensive income (loss)		—		—		—		(125.059)		(17.510)		(2.012)		(144.581)		(516)		(145.097)

Transactions with Owners and Other		—		—		—		—		—		—				—
Purchase of treasury shares		—		—		(326)		—		—		—		(326)		—		(326)

Total transactions with owners and other		—		—		(326)		—		—		—		(326)		—		(326)

Balance, September 30, 2016	R$	141	R$	821.988	R$	(1.251)	R$	(651.364)	R$	(25.245)	R$	(1.099)	R$	143.170	R$	409	R$	143.579

Balance, January 1, 2017	R$	141	R$	821,988	R$	(1.533)	R$	(677.379)	R$	(19.032)	R$	(545)	R$	123.640	R$	385	R$	124.025
Comprehensive Income (Loss)																—
Net loss		—		—		—		(120.139)		—		—		(120.139)		(488)		(120.627)
Other comprehensive income (loss)		—		—		—		—		3.646		545		4.191		88		4.279

Total comprehensive income (loss)		—		—		—		(120.139)		3.646		545		(115.948)		(400)		(116.348)

Issuance of common shares in initial public offering, net of offering costs		84		415,896		—		—		—		—		415,980		—		415,980
Conversion of convertible notes to common shares		19		94,132		—		—		—		—		94,151		—		94,151
Share-based payments		—		15.250		—		—		—		—		15.250		—		15.250

Balance, September 30, 2017	R$	244	R$	1.347.266	R$	(1.533)	R$	(797.518)	R$	(15.386)	R$	—	R$	533.073	R$	(15)	R$	533.058

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

1.	Organization and background

1.1	Nature of Operations

Netshoes (Cayman) Limited (“NSC” or the “Parent”) was incorporated in the Cayman Islands on April 12, 2011. NSC is a holding company and conducts its business primarily through its subsidiaries (together with NSC, the “Company”, “we” or “us”). The Company’s registered office is at Willow House, Cricket Square, George Town, KY 1-1104, Cayman Islands. Major shareholders of the Company include Tiger Global Private Investment Partners V, L.P. (“Tiger Global V”), Tiger Global Private Investment Partners VI, L.P. (“Tiger Global VI”), Archy LLC (“Archy”), CDK Net Fund IC and HCFT Holdings.

The Company is a leading sports and lifestyle ecommerce destination in Latin America with operations in Brazil, Mexico and Argentina. The Company’s core business is to offer to its customers a reliable and convenient online shopping experience with a wide selection of products including athletic shoes, jerseys, apparel, accessories and sporting equipment from leading international, local and private brands as well as fashion. The Company conducts its business mainly through its ecommerce websites (www.netshoes.com, www.shoestock.com and www.zattini.com).

1.2	Initial Public Offering

On April 18, 2017, the Company completed its Initial Public Offering (IPO). The Company sold 8,250,000 of its common shares at a public offering price of $18.00 per common share, for gross proceeds of $148.5 million (or R$459.7 million, using the exchange rate on the date of completion of the IPO). The Company received net proceeds of $134.4 million (or R$416.0 million, using the exchange rate on the date of completion of the IPO), after deducting $9.7 million (or R$29.9 million, using the exchange rate on the date of completion of the IPO) in underwriting discounts and commissions and $4.4 million (or R$13.8 million, using the exchange rate on the date of completion of the IPO) of offering expenses.

The shares offered and sold in the initial public offering were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-216727), which was declared effective by the Securities and Exchange Commission on April 12, 2017. The common stock began trading on the New York Stock Exchange on April 12, 2017 under the symbol “NETS.”

1.3	Convertible Notes

On February 22, 2017, the Company entered into a note purchase agreement pursuant to which it issued and sold unsecured promissory notes convertible into its common shares, in the aggregate principal amount of US$30.0 million, to certain of its shareholders.

The Company determined that the convertible notes constituted a hybrid instrument with characteristics of a debt containing embedded derivative features requiring separate accounting as a derivative instrument. The liability related to the convertible notes was initially recorded at fair value and, subsequently, at amortized cost. The embedded derivative associated with the convertible notes was recorded at fair value with its changes being recorded in the statement of profit or loss.

Immediately prior to the completion of the IPO, the convertible notes (principal amount and any unpaid accrued interest) and its embedded derivative was converted into our common shares with a 10% price discount relative to the initial public offering price of the Company’s outstanding common shares. The value of the Company’s outstanding convertible notes (principal amount and unpaid accrued interest) and its embedded derivative was US$ 30,413 (or R$94,151, using the exchange rate on the date of completion of the IPO) that was converted in 1,870,709 common shares.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

1.4	Split of Shares

The Board of Directors approved a 1.0 for 3.0 share split of the Company’s outstanding common shares. The share split became effective on April 18, 2017. The Company has retrospectively adjusted loss per share data considering the split of shares (See note 5).

2.	Summary of Significant Accounting Policies

2.1.	Statement of Compliance

These interim financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2016 (“last annual financial statements”). These interim financial statements, which are unaudited, do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These condensed consolidated financial statements for the nine and three month periods ended September 30, 2017 were authorized for issuance by the Board of Directors on November 10, 2017.

2.2.	Basis of Presentation

The functional currency of the Company is US$ and the reporting currency is Brazilian Real (“R$”) as this currency better reflects the underlying operations of the consolidated entities. The Company’s subsidiaries with operations in Brazil, Argentina and Mexico use their respective currencies as their functional currencies.

Translations of balances in the condensed consolidated statement of financial positions, condensed consolidated statement of profit or loss, condensed consolidated statement of comprehensive income (loss) and condensed consolidated statement of cash flows from R$ into US$ are solely for the convenience of the readers and have been calculated at the rate of US$1.00 = R$ 3.1680, representing the exchange rate set forth by the Banco Central do Brasil (Central Bank of Brazil) on September 30, 2017. No representation is made that the R$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2017, or at any other rate. All values have been rounded to the nearest thousands of R$ and US$, except where noted.

This interim information was prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in financial statements for the year ended December 31, 2016 and must be analyzed jointly with the referred to financial statements.

The policy for recognizing and measuring income taxes in the interim period is described in Note 21.

2.3.	Use of Judgments, Estimates and Assumptions

In preparing these condensed consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2016.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

2.4.	Fair Value Measurements

Several accounting policies and disclosures require fair value measurement, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 — inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly

•	Level 3 — inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Note 19 includes accounting classification and fair value measurement of financial instruments.

2.5.	New Accounting Pronouncements

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2018. The Company has not early adopted the following new or amendment standards in preparing these consolidated financial statements.

Effective for periods beginning on or after January 1, 2018

IFRS 15 Revenue from Contracts with Customers was issued by the IASB in May 2014. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. Earlier application is permitted. IFRS 15 supersedes the following standards: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenue-Barter Transactions Involving Advertising Services.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

IFRS 9 Financial Instruments was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. A new hedge accounting model is introduced and represents a substantial overhaul of hedge accounting which will allow entities to better reflect their risk management activities in the financial statements. The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions. Earlier application is permitted.

The Company is currently evaluating the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

Effective for periods beginning on or after January 1, 2019

IFRS 16, Leases replaces IAS 17, Leases and related interpretations. The core principle is that a lessee recognizes assets and liabilities for all leases with a lease term of more than 12 months. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. The measurement includes non-cancellable lease payments (including inflation-linked payments), and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. The new standard is intended to provide a faithful representation of leasing transactions, in particular those that do not currently require the lessees to recognize an asset and liability arising from an operating lease. IFRS 16 is effective for annual periods beginning on January 1, 2019, with early adoption permitted for entities that would also apply IFRS 15, Revenue from Contracts with Customers.

The Company is currently evaluating the effect of adopting the above standard and the impact it may have on its consolidated financial statements.

3.	Seasonality

Like most retail businesses, the Company experiences seasonal fluctuations in its net sales and operating results. Historically, the Company has generated higher net sales in the fourth quarter, which includes Black November period (commercial holiday introduced in 2010 by Brazilian e-commerce websites which is a month-long equivalent to the Black Friday in the United States) and the Christmas season in Brazil, Argentina and Mexico while the first quarter of the year is our slowest period, as the months of January and February correspond to vacation time in Brazil and Argentina.

The amount of cash flows and working capital we require to support our operations fluctuate throughout the year, primarily driven by the seasonality of our business. Typically, we have higher generation of cash flows during the fourth quarter, given the increase in the volume of sales we generally experience in this period, which includes the Black November period and the holiday season. Conversely, our cash flow requirements increase during the first quarter of the year as a result of (1) the maturity of the payment terms with our suppliers for inventory acquired in advance of our peak selling season and (2) a decrease in sales volumes that typically follows such season.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

4.	Segment Information

The Company uses the “management approach” to determine its reportable segments. The management approach identifies operating segments based on how the entity is organized and based on how financial information is presented to the chief operating decision maker (“CODM”). The Company concluded that the CODM is the Chief Executive Officer.

The Company is organized around geographical divisions and discloses the following reportable segments: Brazil and International.

•	Brazil: consists of retail sales of consumer products from all of our verticals (which includes sales of sporting goods and related garments as well as fashion and more recently, beauty goods) carried out through our sites Netshoes.com.br, Zattini.com.br and Shoestock.com.br and third-party sites that we manage as well as our business to business offline operation.

•	International: consists of retail sales of consumer products (mainly sporting goods and related garments) from our sites Netshoes.com.ar and Netshoes.com.mx in Argentina and Mexico respectively.

The items not allocated directly to the reportable segments are disclosed as corporate and others. Corporate and others comprises operating expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited and Netshoes Holding, LLC.

The CODM receives individual financial information based on the nature of revenues and expenses incurred. There is no regular reporting of individual financial information for products, services, or major customers, and therefore the Company concluded that Brazil and International were each independent reportable segments.

The Company has aggregated Mexico and Argentina geographic divisions into one reportable segment, International. Mexico and Argentina share similar characteristics as an operating segment, including, but not limited to the same degree of risk, same opportunities for growth and similar products and service offerings to local customers.

No information on segment assets or liabilities is relevant for decision-making. There are no inter segment transactions in the internal reporting structure.

The Company evaluates the performance of its reportable segments using “segment net income (loss)”. A reconciliation of reportable segments is as follows:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

	Brazil							International						Corporate and others						Total
	Nine months ended in September 30,							Nine months ended in September 30,						Nine months ended in September 30,						Nine months ended in September 30,
	2016		2017			2017		2016		2017		2017		2016		2017		2017		2016		2017		2017
	BRL		BRL			USD		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD
Net Sales	R$	1,028,190	R$	1,160,016		US$	366,167	R$	135,562	R$	142,180	US$	44,880	R$	—	R$	—	US$	-	R$	1,163,752	R$	1,302,196	US$	411,047
Cost of sales		(673,907)		(762,096)			(240,560)		(105,233)		(114,282)		(36,074)		—		—		—		(779,140)		(876,378)		(276,634)

Segment gross profit		354,283		397,920			125,607		30,329		27,898		8,806		—		—		—		384,612		425,818		134,413
Salaries and employees’ benefits		(142,202)		(118,597)			(37,435)		(19,937)		(20,559)		(6,490)		(1,014)		(921)		(291)		(163,153)		(140,077)		(44,216)
Marketing expenses		(101,776)		(121,183)			(38,252)		(19,495)		(20,052)		(6,330)		(182)		(574)		(181)		(121,453)		(141,809)		(44,763)
Operating lease		(18,891)		(18,841)			(5,947)		(3,225)		(3,072)		(970)		—		—		—		(22,116)		(21,913)		(6,917)
Credit card fees		(21,296)		(20,967)			(6,618)		(4,675)		(4,514)		(1,425)		—		—		—		(25,971)		(25,481)		(8,043)
Information technology services		(22,981)		(23,248)			(7,339)		(1,153)		(857)		(271)		(5,471)		(4,807)		(1,517)		(29,605)		(28,912)		(9,127)
Amortization and depreciation		(20,736)		(19,946)			(6,296)		(969)		(744)		(235)		(1,554)		(2,281)		(720)		(23,259)		(22,971)		(7,251)
Consulting		(7,048)		(7,329)			(2,313)		(1,239)		(1,019)		(322)		(836)		(1,653)		(522)		(9,123)		(10,001)		(3,157)
Allowance for doubtful accounts		(4,096)		(21,642)			(6,832)		—		—		—		—		—		—		(4,096)		(21,642)		(6,832)
Sales commissions and royalties		(7,589)		(9,888)			(3,121)		(697)		(681)		(215)		—		—		—		(8,286)		(10,569)		(3,336)
Facilities expenses		(10,483)		(10,558)			(3,332)		(1,062)		(1,027)		(324)		—		(544)		(172)		(11,545)		(12,129)		(3,828)
Other selling, general and administrative expenses		(30,779)		(28,457)			(8,981)		(6,026)		(4,524)		(1,428)		(4)		(91)		(30)		(36,809)		(33,072)		(10,439)
Other operating (expense) income, net		(3,946)		(3,113)			(983)		(82)		(23)		(7)		(3)		(56)		(18)		(4,031)		(3,192)		(1,008)

Total operating expenses		(391,823)		(403,769)			(127,449)		(58,560)		(57,072)		(18,017)		(9,064)		(10,927)		(3,451)		(459,447)		(471,768)		(148,917)
Financial income		19,370		22,459			7,090		1,710		1,313		414		35		803		253		21,115		24,575		7,757
Financial expenses		(60,399)		(88,454)			(27,921)		(11,456)		(8,706)		(2,748)		—		(2,090)		(660)		(71,855)		(99,250)		(31,329)

Loss before income tax		(78,569)		(71,844)			(22,673)		(37,977)		(36,567)		(11,545)		(9,029)		(12,214)		(3,858)		(125,575)		(120,625)		(38,076)
Income tax expense		—		—			—		—		(2)		(1)		—		—		—		—		(2)		(1)

Net loss	R$	(78,569)	R$	(71,844	)US$		(22,673)	R$	(37,977)	R$	(36,569)	US$	(11,546)	R$	(9,029)		(12,214)	R$	(3,858)	US$	(125,575)	R$	(120,627)	US$	(38,077)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

	Brazil						International						Corporate and others						Total
	Three months ended in September 30,						Three months ended in September 30,						Three months ended in September 30,						Three months ended in September 30,
	2016		2017		2017		2016		2017		2017		2016		2017		2017		2016		2017		2017
	BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD
Net Sales	R$	370,307	R$	396,981	US$	125,309	R$	43,938	R$	47,655	US$	15,043	R$	—	R$	—	US$	—	R$	414,245	R$	444,636	US$	140,352
Cost of sales		(243,442)		(263,650)		(83,223)		(33,311)		(37,773)		(11,923)		—		—		—		(276,753)		(301,423)		(95,146)

Segment gross profit		126,865		133,331		42,086		10,627		9,882		3,120		—		—		—		137,492		143,213		45,206
Salaries and employees’ benefits		(42,059)		(43,547)		(13,746)		(6,379)		(6,924)		(2,186)		(899)		(236)		(74)		(49,337)		(50,707)		(16,006)
Marketing expenses		(33,256)		(44,659)		(14,097)		(6,402)		(6,046)		(1,908)		(123)		(417)		(132)		(39,781)		(51,122)		(16,137)
Operating lease		(5,959)		(6,407)		(2,022)		(984)		(1,111)		(351)		—		—		—		(6,943)		(7,518)		(2,373)
Credit card fees		(9,394)		(7,223)		(2,280)		(1,463)		(1,486)		(469)		—		—		—		(10,857)		(8,709)		(2,749)
Information technology services		(10,181)		(6,667)		(2,105)		(330)		(299)		(94)		(1,644)		(2,287)		(722)		(12,155)		(9,253)		(2,921)
Amortization and depreciation		(7,378)		(6,255)		(1,974)		(296)		(234)		(74)		(547)		(820)		(259)		(8,221)		(7,309)		(2,307)
Consulting		(3,003)		(2,474)		(781)		(468)		(344)		(109)		(506)		(359)		(113)		(3,977)		(3,177)		(1,003)
Allowance for doubtful accounts		(1,162)		(15,380)		(4,855)		—		—		—		—		—		—		(1,162)		(15,380)		(4,855)
Sales commissions and royalties		(2,147)		(4,107)		(1,296)		(161)		(264)		(83)		—		—		—		(2,308)		(4,371)		(1,380)
Facilities expenses		(3,193)		(3,282)		(1,036)		(341)		(329)		(104)		—		(267)		(84)		(3,534)		(3,878)		(1,224)
Other selling, general and administrative expenses		(13,941)		(8,278)		(2,612)		(1,219)		(1,612)		(509)		(4)		(90)		(28)		(15,164)		(9,980)		(3,149)
Other operating (expense) income, net		(625)		(1,055)		(334)		(17)		(15)		(5)		(2)		(6)		(2)		(644)		(1,076)		(341)

Total operating expenses		(132,298)		(149,334)		(47,138)		(18,060)		(18,664)		(5,892)		(3,725)		(4,482)		(1,414)		(154,083)		(172,480)		(54,445)
Financial income		8,228		8,691		2,743		361		674		213		35		15		5		8,624		9,380		2,961
Financial expenses		(18,728)		(24,954)		(7,877)		(3,607)		(2,892)		(913)		—		(20)		(6)		(22,335)		(27,866)		(8,796)

Loss before income tax		(15,933)		(32,266)		(10,186)		(10,679)		(11,000)		(3,472)		(3,690)		(4,487)		(1,415)		(30,302)		(47,753)		(15,074)
Income tax expense		—		—		—		—		—		—		—		—		—		—		—		—

Net loss	R$	(15,933)	R$	(32,266)	US$	(10,186)	R$	(10,679)	R$	(11,000)	US$	(3,472)	R$	(3,690)	R$	(4,487)	US$	(1,415)	R$	(30,302)	R$	(47,753)	US$	(15,074)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

The Company has aggregated its products and services into groups of similar products and provided the supplemental disclosure of net sales below. The Company evaluates whether additional disclosure is appropriate when a product or service category begins to approach a significant level of net sales.

	Nine months ended in September 30,						Three months ended in September 30,
	2016		2017		2017		2016		2017		2017
	BRL		BRL		USD		BRL		BRL		USD
Sports (1)	R$	1,051,387	R$	1,092,202	US$	344,761	R$	365,391	R$	367,032	US$	115,856
Fashion (1)		109,294		187,964		59,332		46,505		67,844		21,415
Market Place		3,071		22,030		6,954		2,349		9,760		3,081

Total net sales	R$	1,163,752	R$	1,302,196	US$	411,047	R$	414,245	R$	444,636	US$	140,352

(1)	Freight services were allocated to the product revenues that they are related to.

Net sales generated from our international segment are denominated in local functional currencies. Revenues are translated at average rates prevailing throughout the period.

Net sales attributable to geographical areas are as follows:

	Nine months ended in September 30,						Three months ended in September 30,
	2016		2017		2017		2016		2017		2017
	BRL		BRL		USD		BRL		BRL		USD
Brazil	R$	1,028,190	R$	1,160,016	US$	366,167	R$	370,307	R$	396,981	US$	125,309
Argentina		94,988		102,883		32,476		31,876		34,441		10,872
Mexico		40,574		39,297		12,404		12,062		13,214		4,171

Total net sales	R$	1,163,752	R$	1,302,196	US$	411,047	R$	414,245	R$	444,636	US$	140,352

Property and equipment and intangible assets by geography are as follows:

	December 31, 2016		September 30, 2017
	BRL		BRL		USD
Property and equipment, net
Brazil	R$	69,901	R$	69,650	US$	21,986
Argentina		3,071		2,525		797
Mexico		1,230		1,236		390

Total property and equipment, net	R$	74,202	R$	73,411	US$	23,173
Intangible assets, net
Brazil	R$	74,515	R$	89,726	US$	28,323
Argentina		32		15		5
Mexico		35		46		15
Cayman		13,011		18,144		5,726

Total intangible assets, net		87,593		107,931		34,069

Total	R$	161,795	R$	181,342	US$	57,242

5.	Earnings (Loss) Per Share (“EPS”)

The Company computes basic loss per share by dividing net loss attributable to the owners of the Parent by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of share options that could be exercised or converted into common shares, and is computed by dividing net loss attributable to the owner of the Parent by the weighted average number of common shares outstanding plus the potentially dilutive effect of share options.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

Earnings per share data for both periods presented have been calculated giving effect to the stock split of 1.0 for 3.0 which occurred immediately prior to the completion of the Initial Public Offering on April 18, 2017 (see note 1.4).

The following table sets forth the computation of the Company’s basic and diluted loss per share attributable to the owners of the Parent for the nine and three months ended September 30, 2016 and 2017:

	Nine months ended in September 30,						Three months ended in September 30,
	2016		2017		2017		2016		2017		2017
	BRL		BRL		USD		BRL		BRL		USD
Numerator
Net loss for the period attributable to the owners of the Parent	R$	(125.059)	R$	(120,139)	US$	(37,923)	R$	(30,374)	R$	(47,640)	US$	(15,038)

Denominator
Weighted average number of outstanding shares of common stock		20,903,084		25,972,020	25,972,020			20,903,084		25,972,020	25,972,020
Loss per share attributable to the owners of the Parent (1)
Basic and diluted	R$	(5.98)	R$	(4.63)	US$	(1.46)	R$	(1.45)	R$	(1.83)	US$	(0.58)

(1)	When the Company reports net loss attributable to the owners of the Parent, the diluted loss per common share is equal to the basic losses per common share due to the anti-dilutive effect of the outstanding share options and convertible notes.

6.	Net Sales

Details of net sales for the nine and three months ended September 30, 2016 and 2017 were as follows:

	Nine months ended in September 30,						Three months ended in September 30,
	2016		2017		2017		2016		2017		2017
	BRL		BRL		USD		BRL		BRL		USD
Product sales	R$	1,143,001	R$	1,264,010	US$	398,993	R$	406,659	R$	430,021	US$	135,739
Other revenues		20,751		38,186		12,054		7,586		14,615		4,613

Total net sales	R$	1,163,752	R$	1,302,196	US$	411,047	R$	414,245	R$	444,636	US$	140,352

The Company has established distribution centers in the States of Pernambuco and Minas Gerais, where it has been granted tax incentives by local government which reduce the amount of sales taxes paid, effectively increasing the amount of revenue recognized.

As a result of such tax incentives, sales to purchasers outside of the State of Pernambuco originated from our distribution center located in the city of Recife (State of Pernambuco, Brazil), enjoyed Pernambuco State ICMS tax rates of a range from 0.5% to 1.0% during the nine months ended September 30, 2016 and during the nine months ended September 30, 2017, depending on the type of product offered. Also, sales to purchasers outside of the State of Minas Gerais originated from our distribution center located in the city of Extrema (State of Minas Gerais, Brazil) enjoyed a Minas Gerais State ICMS tax rate of 1.0% during the nine months ended September 30, 2016 and during the nine months ended September 30, 2017.

The incentive also determines that the Company is not allowed to take any credit for taxes paid on the purchase of products subsequently sold outside of those states such that these amounts become non-recoverable taxes and increase the Cost of Sales. Note 8 (a) of these financial statements presents the impact on cost of sales.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

For the nine and three months ended September 30, 2016 and 2017, the total amounts of tax incentives recorded in net sales are as follows:

	Nine months ended in September 30,						Three months ended in September 30,
	2016		2017		2017		2016		2017		2017
	BRL		BRL		USD		BRL		BRL		USD
State of Pernambuco	R$	66,401	R$	46,804	US$	14,774	R$	22,607	R$	14,544	US$	4,591
State of Minas Gerais		75,924		100,998		31,881		30,373		36,940		11,660

Total tax incentive	R$	142,325	R$	147,802	US$	46,655	R$	52,980	R$	51,484	US$	16,251

7.	Deferred Revenue

On October 30, 2015, the Company entered into a partnership agreement with a financial institution to create a co-branded credit card (“NCard”). Deferred revenue recorded represents the amount paid in advance by the financial institution for the exclusive use of the Company’s customer database and credit card activation.

	December 31, 2016		September 30, 2017
	BRL		BRL		USD
Deferred revenue from exclusive use of customer database	R$	13,250	R$	12,125	US$	3,827
Deferred revenue from credit card activation		19,625		18,257		5,763

Total	R$	32,875	R$	30,382	US$	9,590

Current		6,628		6,628		2,092
Non-current		26,247		23,754		7,498

Deferred revenue from exclusive use of the Company’s customer database is recognized as other operating (expense) income, net in the consolidated statements of profit or loss using the straight line method, over the period of the contract (10 years). In the nine-month periods ended September 30, 2016 and 2017, the amount of R$1,125 (US$355) was recorded in other operating income related to customer database. In the three-month periods ended September 30, 2016 and 2017 the amount of R$375 (US$118) was recorded in other operating income related to customer database.

Deferred revenue from credit card activation is recognized as other revenues within net sales, in the consolidated statements of profit or loss, when the credit cards are activated with the bank by the Company’s customers. In the nine-month periods ended September 30, 2016 and 2017 the amount of R$185 and R$1,368 (US$432), respectively, was recorded in other operating income related to credit card activations. In the three-month periods ended September 30, 2016 and 2017 the amount of R$ 128 and R$669 (US$211), respectively, was recorded in other operating income related to credit card activations.

In the event the bank decides to terminate the contract early, the Company will be entitled to the remaining amount of deferred revenue related to the customer database proportionally to the remaining period of the contract while credit cards activation deferred revenue balances will be reimbursed to the bank proportionally to credit cards not activated, with interest.

In the event the Company decides to terminate the contract early, the amounts related to the customer database will be reimbursed to the bank proportionally to the remaining period of the contract and the amounts related to credit card activation will be reimbursed to the bank proportionally to credit cards not activated, both including interest. In addition, a penalty will be paid to the bank as follows:

	Penalty
Termination year	BRL	USD
2017	7,425	2,344
2018	7,200	2,273
2019	6,300	1,989
2020	5,400	1,705
2021	4,500	1,420
2022	3,600	1,136
2023	2,700	852
2024	1,800	568
2025	900	284

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

Additionally, the bank and the Company will share the profit and loss of this partnership, equally. In case of losses in the partnership, the amount attributable to the Company will be compensated with future profits. Losses in the partnership will only be absorbed by the Company in case of early termination of the contract, therefore the revenue will be recorded when the right to receive payment is established by the amount net of losses.

8.	Expenses

(a)	Costs of Sales

The following is the breakdown of cost of sales for the nine and three months ended September 30, 2016 and 2017, respectively:

		Nine months ended in September 30,						Three months ended in September 30,
		2016		2017		2017		2016		2017		2017
		BRL		BRL		USD		BRL		BRL		USD
Cost of product sales	R$	680,969	R$	766,947	US$	242,091	R$	245,570	R$	261,964	US$	82,691
Shipping costs		97,249		103,464		32,659		31,899		35,633		11,248
Others		922		5,967		1,884		(716)		3,826		1,207

Total cost of sales	R$	779,140	R$	876,378	US$	276,634	R$	276,753	R$	301,423	US$	95,146

Cost of product sales include the non-recoverable ICMS taxes resulting from the tax incentives disclosed in note 6 granted by the States of Minas Gerais and Pernambuco. For the nine and three months ended September 30, 2016 and 2017, the total amounts of non-recoverable ICMS are as follows:

		Nine months ended in September 30,						Three months ended in September 30,
		2016		2017		2017		2016		2017		2017
		BRL		BRL		USD		BRL		BRL		USD
State of Pernambuco	R$	21,990	R$	17,584	US$	5,551	R$	7,754	R$	6,960	US$	2,197
State of Minas Gerais		30,523		53,593		16,917		13,976		21,039		6,641

Non-recoverable ICMS	R$	52,513	R$	71,177	US$	22,468	R$	21,730	R$	27,999	US$	8,838

The impact of tax incentives net of non-recoverable ICMS for the nine months ended September 30, 2016 and 2017 is R$89,812 and R$76,625 (US$24,187), respectively.

The impact of tax incentives net of non-recoverable ICMS for the three months ended September 30, 2016 and 2017 is R$31,247 and R$23,489 (US$7,414), respectively.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

As a result of ICMS tax reviews performed during the first semester of 2016 and the first quarter of 2017, the Company identified ICMS tax credits on past transactions not previously taken. These tax credits amounted to R$ 5,500 and R$10,118 (US$3,194) were recorded as a reduction of the cost of product sales, respectively.

(b)	Selling and Marketing Expenses

The following is the breakdown of selling and marketing expenses for the nine and three months ended September 30, 2016 and 2017, respectively:

		Nine months ended in September 30,						Three months ended in September 30,
		2016		2017		2017		2016		2017		2017
		BRL		BRL		USD		BRL		BRL		USD
Salaries and employees’ benefits	R$	96,117	R$	100,832	US$	31,828	R$	30,422	R$	34,222	US$	10,802
Marketing expenses		121,453		141,809		44,763		39,781		51,122		16,137
Operating lease		15,461		15,362		4,849		4,634		5,260		1,660
Credit card fees		25,971		25,481		8,043		10,857		8,709		2,749
Information technology services		1,394		1,032		326		358		316		100
Amortization and depreciation		5,718		3,118		984		2,083		1,131		357
Consulting		1,330		792		250		1,330		184		58
Allowance for doubtful accounts		4,096		21,642		6,832		1,162		15,380		4,855
Sales commissions and royalties		8,286		10,569		3,336		2,308		4,371		1,380
Facilities expenses		8,836		9,363		2,955		2,655		2,887		911
Others		30,087		24,744		7,811		13,333		8,636		2,726

Total selling and marketing expenses	R$	318,749	R$	354,744	US$	111,977	R$	108,923	R$	132,218	US$	41,735

(c)	General and Administrative Expenses

The following is the breakdown of general and administrative expenses for the nine and three months ended September 30, 2016 and 2017, respectively:

		Nine months ended in September 30,						Three months ended in September 30,
		2016		2017		2017		2016		2017		2017
		BRL		BRL		USD		BRL		BRL		USD
Salaries and employees’ benefits	R$	67,036	R$	39,245	US$	12,388	R$	18,915	R$	16,485	US$	5,204
Operating lease		6,655		6,551		2,068		2,309		2,258		713
Information technology services		28,211		27,880		8,801		11,797		8,937		2,821
Amortization and depreciation		17,541		19,853		6,267		6,138		6,178		1,950
Consulting		7,793		9,209		2,907		2,647		2,993		945
Facilities expenses		2,709		2,766		873		879		991		313
Others		6,722		8,328		2,628		1,831		1,344		423

Total general and administrative expenses	R$	136,667	R$	113,832	US$	35,932	R$	44,516	R$	39,186	US$	12,369

(d)	Financial Income (Expenses)

The following is the breakdown of financial income and expenses of the Company for the nine and three months ended September 30, 2016 and 2017, respectively:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

		Nine months ended in September 30,						Three months ended in September 30,
		2016		2017		2017		2016		2017		2017
		BRL		BRL		USD		BRL		BRL		USD
Interest income	R$	14,556	R$	20,381	US$	6,433	R$	3,768	R$	7,095	US$	2,240
Foreign exchange gain		2,923		1,623		512		2,923		897		283
Imputed interest on installment sales		2,968		1,258		397		1,690		878		277
Derivative financial instruments gain		—		764		241		—		—		—
Other		668		549		174		243		510		161

Total financial income	R$	21,115	R$	24,575	US$	7,757	R$	8,624	R$	9,380	US$	2,961

		Nine months ended in September 30,						Three months ended in September 30,
		2016		2017		2017		2016		2017		2017
		BRL		BRL		USD		BRL		BRL		USD
Interest expense	R$	46,691	R$	52,448	US$	16,556	R$	16,804	R$	14,491	US$	4,574
Imputed interest on credit purchases		21,079		36,231		11,437		7,239		10,592		3,343
Bank charges		1,861		4,828		1,524		(1,765)		793		250
Foreign exchange loss		—		836		264		(510)		(1,002)		(316)
Debt issuance costs		1,348		4,139		1,307		1,184		2,677		845
Other		876		768		241		(617)		315		100

Total financial expense	R$	71,855	R$	99,250	US$	31,329	R$	22,335	R$	27,866	US$	8,796

9.	Cash and Cash Equivalents

		December 31, 2016		September 30, 2017
		BRL		BRL		USD
Cash and bank balances	R$	6,769	R$	40,985	US$	12,937
Cash equivalents		104,535		272,943		86,156

Total cash and cash equivalents	R$	111,304	R$	313,928	US$	99,093

Cash equivalents are investments in Bank Deposit Certificates (“CDB”) and investment funds, issued by Brazilian financial institutions, with original maturities of 90 days or less that accrue at an average interest rate of 92.67% of CDI (Interbank Deposit Certificate rate).

10.	Trade Accounts Receivable, Net

		December 31, 2016		September 30, 2017
		BRL		BRL		USD
Trade accounts receivables	R$	215,716	R$	102,486	US$	32,351
Allowance for doubtful accounts		(1,722)		(23,358)		(7,374)

Total trade accounts receivables, net	R$	213,994	R$	79,128	US$	24,977

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

The changes in the allowance for doubtful trade accounts receivable for the nine-month period ended September 30, 2016 and 2017 are as follows:

		September, 30
		2016		2017		2017
		BRL		BRL		USD
Balance at January 1	R$	(555)	R$	(1,722)	US$	(544)
Additions		(4,096)		(21,642)		(6,832)
Write-offs		4,383		6		2

Balance at September 30	R$	(268)	R$	(23,358)	US$	(7,374)

Information about the Company’s exposure to credit and other market risks is included in Note 19.

11.	Inventories, Net

		December 31, 2016		September 30, 2017
		BRL		BRL		USD
Finished goods for resale	R$	356,529	R$	450,241	US$	142,122
Allowance for slow moving and others		(4,518)		(4,422)		(1,396)

Total inventories, net	R$	352,011	R$	445,819	US$	140,726

Due to obsolescence, damaged and slow moving items, the Company recognizes an allowance on the related inventories to their net realizable value. For the nine months ended September 30, 2016 and 2017, the Company recognized a reduction on the provision (net effect of provision and reversal) of R$1,264 and R$96 (US$30), respectively. For the three months ended September 30, 2016 and 2017, the Company recognized a reduction on the provision (net effect of provision and reversal) of R$1,486 and R$591 (US$187), respectively.

12.	Recoverable Taxes

		December 31, 2016		September 30, 2017
		BRL		BRL		USD
VAT Taxes Brazil (ICMS)	R$	63,574	R$	104,416	US$	32,960
VAT Taxes International		17,222		17,356		5,479
Taxes other than income tax (PIS and COFINS)		12,148		18,344		5,790
Withholding income taxes		2,739		4,856		1,533
Others		3,824		2,853		900

Total recoverable taxes	R$	99,507	R$	147,825	US$	46,662

Current		66,329		79,476		25,087
Non-Current		33,178		68,349		21,575

13.	Property and Equipment, Net

During the nine months ended September 30, 2016 and 2017, the Company acquired property and equipment with a cost of R$21,441 and R$5,931 (US$1,872), respectively.

During the nine months ended September 30, 2016 and 2017, the Company disposed of property and equipment with a carrying amount of R$628 and R$237 (US$75), respectively, resulting in a loss on disposal of R$395 and R$187 (US$59), respectively, which was included in “other operating expense” in the condensed consolidated statements of profit or loss.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

During the three months ended September 30, 2016 and 2017, the Company disposed of property and equipment with a carrying amount of R$19 and R$28 (US$9), respectively, resulting in a loss on disposal of R$85 and R$17 (US$5), respectively, which was included in “other operating expense” in the condensed consolidated statements of profit or loss.

14.	Intangible assets, Net

The gross amount of intangible assets was R$136,584 at December 31, 2016 and increased to R$173,467 (US$54,756) at September 30, 2017. The increase is mainly in connection with software acquired and software in development related to website platform, Shoestock website platform, license software and mobile platform (app).

15.	Trade Accounts Payable

		December 31, 2016		September 30, 2017
		BRL		BRL		USD
Trade accounts payable—Denominated in local currency	R$	315,072	R$	279,217	US$	88,137
Trade accounts payable—Denominated in other currencies		20,358		23,007		7,262

Total trade accounts payable	R$	335,430	R$	302,224	US$	95,399

Information about the Company’s exposure to currency and liquidity risks is included in Note 19.

16.	Accrued Expenses

		December 31, 2016		September 30, 2017
		BRL		BRL		USD
Selling and marketing services	R$	67,090	R$	56,326	US$	17,780
Freight		24,774		8,432		2,662
Gift card		5,225		4,455		1,406
Information technology		7,301		2,710		855
Acquisition of fixed assets and intangible		4,677		4,120		1,301
Rentals		3,031		2,079		656
Services		4,277		1,418		448
Employees benefits		834		188		59
Other		4,839		7,483		2,362

Total accrued expenses	R$	122,048	R$	87,211	US$	27,529

17.	Debt

During the nine months ended September 30, 2016 and 2017, the Company repaid R$75,085 and R$140,033 (US$44,202) of secured borrowings, nonconvertible loans and bank loans, respectively. The weighted average interest rate for debt was 18.37% and 11.63% for the nine months ended September 30, 2016 and 2017, respectively.

The secured borrowings and debentures contain certain affirmative financial covenants for which the Company was in compliance as of September 30, 2017.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

The carrying value of the Company’s outstanding debt consists of the following:

		December 31, 2016		September 30, 2017
		BRL		BRL		USD
Secured borrowings	R$	255,471	R$	187,125	US$	59,068
Nonconvertible notes—Debentures		122,284		93,718		29,582
Bank loans		5,161		5,899		1,862
Transfer of financial assets with recourse		4,466		—		—

Total long-term debt		387,382		286,742		90,512
Current portion of long-term debt		75,956		106,781		33,706

Long-term debt, net of current portion	R$	311,426	R$	179,961	US$	56,806

On July 03, 2017, the Company entered into a financing agreement with Financiadora de Estudos e Projetos – FINEP (public institution linked to the Ministry of Science and Technology), in the amount of R$79,667. The funds from this financing will be part of a financing package aimed at supporting the strategic plan of innovation. The financing has a grace period of 24 months, which covers the period from the agreement signature date and to the date of maturity of the amortization installment, payable in 85 installments, with the first one falling due on July 15, 2019 and the last on July 15, 2026. The first tranche of R$25.8 million was received in October 2017.

18.	Derivative Financial Instruments

a)	Derivatives not designated as hedge accounting

The Company recognized a derivative loss of R$1,021 as financial expense and a derivative gain of R$764 (US$ 241) as financial income, in the condensed consolidated statements of profit or loss for the nine-month period ended September 30, 2016 and 2017, respectively.

The Company recognized a derivative loss of R$2,248 as financial expense and a derivative gain of R$0 as financial income, in the condensed consolidated statements of profit or loss for the three-month period ended September 30, 2016 and 2017, respectively.

The objective of these derivatives was to manage foreign exchange risks.

b)	Derivatives designated as hedge accounting

The Company utilized non-deliverables forwards as the hedging instruments for cash flow hedges which had a fair value of R$186 and R$0 (US$0) on December 31, 2016 and September 30, 2017, respectively, recorded as liabilities. Since March 2016, the Company has not entered into new forward foreign exchange contracts in order to hedge their exposure to purchase commitments denominated in those currencies.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

19.	Financial Instruments—Fair Value and Risk Management

(a)	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities if the carrying amount is a reasonable approximation of fair value.

			As at December 31, 2016
			Carrying amount					Fair value
Financial assets or liabilities, measured at fair value	Note		Fair value	Loans and receivables	Other financial liabilities	Total		Level 2
			BRL	BRL	BRL	BRL		BRL
Forward exchange contracts used for hedging	18	R$	(186)	—	—	(186)	R$	(186)

Total		R$	(186)	—	—	(186)	R$	(186)

		As at December 31, 2016
		Carrying amount
Financial assets or liabilities, not measured at fair value	Note		Fair value	Loans and receivables	Other financial liabilities	Total
Cash and cash equivalents	9		—	111,304	—	111,304
Restricted cash, current and non-current portion			—	43,200	—	43,200
Trade accounts receivables	10		—	213,994	—	213,994
Due from related parties	22		—	17	—	17
Judicial deposits	23		—	71,817	—	71,817
Other assets, current and non-current portion			—	22,126	—	22,126
Trade accounts payable	15		—	—	(335,430)	(335,430)
Reverse factoring			—	—	(27,867)	(27,867)
Long-term debt	17		—	—	(387,382)	(387,382)
Accrued expenses	16		—	—	(122,048)	(122,048)
Other current liabilities			—	—	(33,331)	(33,331)

Total		R$	—	462,458	(906,058)	(443,600)

As at September 30, 2017
		Carrying amount						Fair value		Fair value
				Loans and receivables	Other financial liabilities
Financial assets or liabilities, measured at fair value	Note		Fair value			Total		Level 2		Level 2
			BRL	BRL	BRL	BRL		BRL		USD
Forward exchange contracts used for hedging	18	R$	—	—	—	—	R$	—	US$	—

Total		R$	—	—	—	—	R$	—	US$	—

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

			As at September 30, 2017
			Carrying amount
Financial assets or liabilities, not measured at fair value	Note		Fair value	Loans and receivables	Other financial liabilities	Total		Total
			BRL	BRL	BRL	BRL		USD
Cash and cash equivalents	9	R$	—	313,928	—	313,928	US$	99,093
Restricted cash, current and non-current portion			—	28,812	—	28,812		9,094
Trade accounts receivables	10		—	79,128	—	79,128		24,977
Due from related parties	22		—	12	—	12		4
Judicial deposits	23		—	102,523	—	102,523		32,362
Other assets, current and non-current portion			—	23,177	—	23,177		7,317
Trade accounts payable	15		—	—	(302,224)	(302,224)		(95,399)
Reverse factoring			—	—	(45,498)	(45,498)		(14,362)
Long-term debt	17		—	—	(286,742)	(286,742)		(90,512)
Accrued expenses	16		—	—	(87,211)	(87,211)		(27,529)
Other current liabilities			—	—	(38,640)	(38,640)		(12,198)

Total		R$	—	547,580	(760,315)	(212,735)	US$	(67,153)

(b)	Measurement of fair values

Derivative financial instruments mainly consist of foreign currency forward exchange contracts and foreign currency swaps. The fair value of these derivative financial instruments are measured by using market observable inputs such as the foreign exchange spot and forward rates and discount rates. As of December 31, 2016, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The Company’s financial instruments, including cash and cash equivalents, trade accounts receivable, trade accounts payable and other payables, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The fair value estimated of debentures is based on the current rates offered to the Company for debentures of the same remaining maturities, which is categorized as a Level 2 measurement in the fair value hierarchy. As a substantial portion of the debentures has been contracted at floating rates of interest, which are reset at short intervals, the carrying value of the debentures at December 31, 2016 and September 30, 2017 closely approximated the fair value at December 31, 2016 and September 30, 2017, respectively.

During the nine months ended September 30, 2016 and 2017, there were no transfers between Level 1 and Level 2 fair value measurements or transfer to or from Level 3.

(c)	Financial risk management

In the regular course of its business, the Company is exposed to market risks mainly related to the fluctuation of interest rates, exchange rate variation, credit risk on credit sales and liquidity risk.

The Company adopts certain instruments to minimize its exposure to such risks, based on monitoring, under the supervision of the Company´s executive officers, which in turn is under the oversight of the Company´s board of directors.

The Company has exposure to the following risks arising from financial instruments:

•	credit risk (see (i));

•	liquidity risk (see (ii)); and

•	market risk (see (iii)).

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

i.	Credit risk

Credit risk is the Company´s risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This risk principally comes from the outstanding receivables due by customers, derivatives and cash and cash equivalents.

Trade Accounts Receivable

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

The Company regularly monitors trade accounts receivable and considers the risk of not collecting from customers as limited because of the intrinsic nature of the payments of credit card operations methods.

For Business-to-business customers, the credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors (e.g. credit rating).

No customer had balances representing more than 10% of the Company´s consolidated trade accounts receivable as of December 31, 2016 and September 30, 2017, respectively.

At December 31, 2016 and September 30, 2017, respectively, the maximum exposure to credit risk for trade accounts receivable by type of counterparty was as follows:

		December 31, 2016		September 30, 2017
		BRL		BRL		USD
Credit card operations	R$	162,915	R$	35,107	US$	11,081
Business-to-business customers		52,801		67,379		21,270

Total trade accounts receivable	R$	215,716	R$	102,486	US$	32,351
Allowance for doubtful accounts		(1,722)		(23,358)		(7,374)

Trade accounts receivable, net	R$	213,994	R$	79,128	US$	24,977

At December 31, 2016 and September 30, 2017, respectively, the aging of trade accounts receivable was as follows:

		December 31, 2016		September 30, 2017
		BRL		BRL		USD
Not past due	R$	197,631	R$	70,764	US$	22,337
Past due 1-30 days		9,497		9,575		3,022
Past due 31-90 days		3,455		10,147		3,203
Past due 91-120 days		1,314		1,190		376
Past due 120-180 days		2,097		2,882		910
Past due over 180 days		1,722		7,928		2,503

Total trade accounts receivable		215,716		102,486		32,351
Allowance for doubtful accounts		(1,722)		(23,358)		(7,374)

Trade accounts receivable, net	R$	213,994	R$	79,128	US$	24,977

In August and September 2017, the Company entered into negotiations with certain B2B customers aiming at recovering overdue receivables. These negotiations resulted in agreements for returns of products amounting to R$7.1 million and for the payment of the outstanding balances amounting to R$29.8 million in monthly installments ranging from 4 to 12 months, with the first installments due in October 2017.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

The replacement of the original receivables by the renegotiated receivables resulted in a loss of R$0.7 million in September 2017 and the balance of renegotiated receivables, amounting to R$29.1 million as of September 30, 2017, was classified in the “Not past due” trade receivables.

Management believes that unimpaired amounts are collectible, based on historical payment behavior and extensive analysis of customer credit risk, including underlying customers’ credit ratings if they are available.

Cash and cash equivalents

The Company held cash and cash equivalents of R$111,304 and R$313,928 (US$99,093) at December 31, 2016 and September 30, 2017, respectively. Cash and cash equivalents are held with bank and financial institution counterparties, which are rated A+ to AA-, based on Standard & Poor’s credit rating for local currency credit issuers.

ii.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following are the remaining contractual maturities of financial liabilities as of September 30, 2017. The amounts are gross and undiscounted and include contractual interest payments. Estimated interest payments were calculated based on the interest rate indexes of the Company’s floating interest rate indebtedness, in effect as of September 30, 2017.

	As at September 30, 2017
		Carrying amount		Carrying amount		Contractuall cash flows
						Within 1		1—3		3—5		More than 5
						year		years		years		years
		BRL		USD		BRL		BRL		BRL		BRL
Financial liabilities:
Long-term debt	R$	286,742	US$	90,512	R$	135,979	R$	202,505	R$	—	R$	—
Trade accounts payable		302,224		95,399		310,435		—		—		—
Reverse factoring		45,498		14,362		46,952		—		—		—
Taxes and contributions payable		14,080		4,444		14,080		—		—		—
Accrued expenses		87,211		27,529		87,211		—		—		—
Other current liabilities		38,640		12,198		38,640		—		—		—
Provision for labor, civil and tax risks		10,236		3,231		—		—		—		10,236
Other non-current liabilities		21		7		—		—		—		21

	R$	784,652	US$	247,682	R$	633,297	R$	202,505	R$	—	R$	10,257

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

The following are the Company’s unrestricted cash and cash equivalents and unused portion of the credit facility at December 31, 2016 and September 30, 2017:

	December 31, 2016			September 30, 2017
		BRL		BRL		USD
Unrestricted cash and cash equivalents	R$	111,304	R$	313,928	US$	99,093
Undrawn credit facility		290		18		6

Available liquidity	R$	111,594	R$	313,946	US$	99,099

In recent years, the Company has financed its operations in large part with cash flows from operating activities, bank financing and cash proceeds from issuances of common shares. The Company has taken a number of measures designed to improve liquidity, including: (i) reducing the number of monthly credit card installments from customers, (ii) renegotiating payment terms with suppliers, (iii) entering into sales of receivables with financial institutions, whereby the Company transfers its rights to receive cash flows from a portion of trade accounts receivable, limited to the amount given as securities for borrowing and debentures, (iv) entering into reverse factoring of trade accounts payable with financial institutions, whereby they commit to pay suppliers at an accelerated rate in exchange for a trade discount, (v) raise capital from financial investors by issuing notes convertible into our common shares with total proceeds amounting to US$30.0 million. These measures are enabling the Company to secure liquidity to maintain its operations.

The Company has also raised capital from investors through Initial Public Offering, as described in note 1.2.

iii.	Market risk

(a)	Foreign Currency Exchange Risk

The Company’s net sales are denominated in the functional currencies of the countries in which our operational subsidiaries are located. Accordingly, its receivables are generally not subject to foreign currency exchange risks.

In the ordinary course of business, the Company’s subsidiaries purchase goods from vendors in both local functional currency and foreign currencies (mainly U.S. dollars).

Since March 2016, the Company does not enter into new forward foreign exchange contracts in order to hedge their exposure to purchase commitments denominated in those currencies.

The summary of quantitative data about the Company’s exposure to currency risk as reported to management of the Company is as follows:

September 30, 2017
USD
Trade accounts payable	7,262
Accrued expenses	510

Net statement of financial position exposure	7,772

The following table indicates the changes in the Company’s income or (loss) before tax that would arise if foreign exchange rates to which the Company has exposure at the reporting date had changed by 10% at that date, assuming all other risk variables remained constant.

		Profit or loss
As at September 30, 2017		Strenghthening	Weakening
		BRL	BRL
Net exposure in USD	$	2,462	(2,462)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

This sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Company which expose it to foreign currency exchange risk at the reporting date. This analysis excludes differences that would result from the translation of the consolidated financial statements of foreign operations into the Company’s reporting currency, which is Brazilian Real. The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of September 30, 2017.

(b)	Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond the Company’s control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. The Company’s debt has floating interest rates. As a result, the Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. The Company’s floating rate debt requires payments based on variable interest rate indexes such as CDI. Therefore, increases in interest rates may increase the Company’s loss before taxes by increasing its financial expense. If interest rates were to increase or decrease by 50 basis points, the Company’s financial expense on borrowings subject to variable interest rates would increase or decrease by R$1,849 (US$584) for the nine months ended September 30, 2017. This analysis assumes that all other variables, in particular foreign currency exchange rate, remain constant.

To reduce the exposure of variable interest rate (CDI), the Company invests its excess cash and cash equivalents in short-term investments. If interest rates were to increase or decrease by 50 basis points, the Company’s financial income on short-term investments subject to variable interest rates would increase or decrease by R$717 (US$226) for the nine months years ended September 30, 2017.

(c)	Inflation Risk

Brazil and countries in Latin America, in general, have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and other Latin American countries and heightened volatility in the Latin American securities market.

The Company does not believe that inflation has had a material effect in its business, financial condition or results of operations. The Company continues to monitor the impact of inflation in order to minimize its effects through pricing strategies and productivity improvements.

20.	Share-based Payments

The number of share options has been disclosed giving effect to the stock split of 1.0 for 3.0 occurred immediately prior to the completion of Initial Public Offering on April 18, 2017 (see note 1.4).

Under the Share Plan (the “Plan”) established by the Company, its Board of Directors (the “Board”) may grant up to 631,470 share options to key employees, directors and independent contractors. The options under the Plan were granted at the discretion of the Board; as such, the Board has full authority to establish terms and conditions of any award consistent with the provisions of the Plan and to waive any such terms and conditions at any time. The Plan was set up for the following purposes: (i) attracting, retaining and motivating its beneficiaries; (ii) adding value to quote-holders; and (iii) encouraging the view of entrepreneurs of the business.

(a)	Arrangements previously classified as cash-settled

Each share option granted under the Plan contains a vesting period, during which the participant cannot exercise the option, and are generally subject to the following vesting schedule: over a four-year period, 25% of the total common shares subject to the award will vest at the first anniversary of the vesting commencement date and the remaining common shares subject to the award will vest in equal monthly installments over the 36 months of continuous service thereafter.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

The Company held a right of first refusal to repurchase the shares exercised according to the Plan. The Company only had this right of first refusal until it has became public and, after that date, holders of the common shares can trade them in the market.

In addition, the Company had a non-contractual practice of (i) providing its employees whose employment relationship was terminated (whether voluntarily or involuntarily) with a repurchase proposal to buy back its common shares held by such persons at a discount of their fair value and (ii) to provide holders of vested awards that terminate their relationship with the Company (whether voluntarily or involuntarily) with a bonus equivalent to the exercise price of their exercisable option.

Due to the characteristics of the transaction, these awards had been regarded as a cash-settled plan and the liability was remeasured at each reporting date. The liability previously recognized in these consolidated financial statements took into account the fair value of Company´s shares, expected forfeitures and the discount the Company has obtained when repurchasing such shares.

Following the completion of Initial Public Offering, the condition of the right of first refusal by the Company of repurchasing the shares exercised is no longer applicable, as prescribed in the Plan.

Therefore, upon completion of Initial Public Offering, the Company reclassified the share-based plan from cash-settled to equity-settled, and the impact was a reduction in Non-current liabilities and an increase in Equity (Capital Reserves) of R$13,706 (US$4,326).

For purposes of the statement of cash flows, share based payment transactions are fully reported under operating activities.

The Company did not repurchase shares during the nine months period ended September 30, 2016 and 2017.

As the Company will provide holders of vested awards with a bonus equivalent to the exercise price of the options if they decide to exercise the options, the fair value of the awards was estimated based on the fair value of the Company’s shares.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

A summary of option activities under the Plan and changes during the period ended September 30, 2016 and 2017 is set forth in the following table:

Cash-settled arrangements	Number of Units		Weighted Average Exercise Price Per Unit	Weighted Average Re maining Contractual Term (in years)
USD
Oustanding at December 31, 2015	273,147	US$	19.28	1.1 year
Granted	—		—
Exercised	—		—
Forfeited/Cancelled	—		—
Expired	—		—

Oustanding at March 31, 2016	273,147		19.28	1.1 year
Granted	—		—
Exercised	—		—
Forfeited/Cancelled	(5,643)		—
Expired	—		—

Oustanding at June 30, 2016	267,504		19.69	1.1 year
Granted	—		—
Exercised	—		—
Forfeited/Cancelled	—		—
Expired	—		—

Oustanding at September 30, 2016	267,504		19.69	1.1 year
Cash-settled arrangements
Oustanding at December 31, 2016	346,767		16.76	1.3 year
Granted	—		—
Exercised	—		—
Forfeited/Cancelled	(73,710)		43.31
Expired	—		—

Oustanding at March 31, 2017	273,057	US$	9.59	0.9 year

Cash-settled arrangements
Oustanding at March 31, 2017	273,057	US$	9.59	0.9 year

Granted	—		—
Exercised	—		—
Forfeited/Cancelled	—		—
Expired	—		—
Transfer to equity-settled arrangements on April 12nd	(273,057)		(9.59)

Oustanding at June 30, 2017	—	US$	—	0 year
Granted	—		—
Exercised	—		—
Forfeited/Cancelled	—		—
Expired	—		—

Oustanding at September 30, 2017	—	US$	—	0 year

Vested at December 31, 2016	228,501
Vested at September 30, 2017	—

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

As mentioned before, the Company reclassified the share-based plan from cash-settled to equity-settled after the IPO.

(b)	Equity-settled arrangements

On November 14, 2016 and on March 29, 2017, the Company granted 7,750 and 42,500 share options respectively, under the Plan with a non-market performance condition (Initial Public Offering—IPO) combined with a requirement that the holder of the award is employed until six months after the IPO.

The share option expense has been recognized since the grant date, and will be fully recognized by October 2017. The Company only had a right of first refusal under the Plan until April 18, 2017 (IPO date), after that date, holders of the common shares can trade them in the market. Therefore, this arrangement has been regarded as equity-settled.

As the Company will provide holders of vested awards with a bonus equivalent to the exercise price of the options if they decide to exercise the options, the fair value of the awards was estimated based on the fair value of the Company’s shares.

A summary of option activities under the Plan and changes during the period ended December 31,2016 and September 30, 2017 is set forth in the following table:

	Number of Units		Weighted Average Exercise Price Per Unit	Weighted Average Remaining Contractual Term (in years)
Equity-s ettled arrangements			USD
Oustanding at December 31, 2016	23.250		8,10	0.8 year
Granted	127.500		8,10
Exercised	—		—
Forfeited/Cancelled	—		—
Expired	—		—

Oustanding at March 31, 2017	150.750	US$	8,10	0.6 year

Granted	—		—
Exercised	—		—
Forfeited/Cancelled	(22.302)		8,10
Expired	—		—
Transfer from cash-settled arrangements on April 12nd	273.057		9,59

Oustanding at June 30, 2017	401.505	US$	9,11	0.9 year

Granted	—		—
Exercised	(22.434)		8,10
Forfeited/Cancelled	(2.390)		8,10
Expired	—		—

Oustanding at September 30, 2017	376.681	US$	9,18	1.07 year

Vested at December 31, 2016	228.501
Vested at September 30, 2017	166.413

As of September 30, 2017, the Company had remaining unrecognized compensation cost of R$12,249 (US$3,866), which is expected to be recognized over a weighted average period of 1.07 year.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

The Company recognized compensation income for both cash and equity-settled arrangements of R$1,792 and R$83 (US$26) for the three months ended September 30, 2016 and 2017, respectively.

The Company recognized compensation expense (income) for both cash and equity-settled arrangements of R$1,740 and (R$13,552) (US$4,278) for the nine months ended September 30, 2016 and 2017, respectively.

The fair value of the shares was estimated, for both cash and equity-settled arrangements, at US$42.61 and US$18.00 per share at September 30, 2016 and 2017, respectively. The September 30, 2016 price per share was based on guideline public comparable company method, or GPCM prepared by the Company, and the September 30, 2017 price per share was based on the guideline public comparable company method, or GPCM, which was used for the pricing of the initial public offering (see note 1.2).

21.	Income Taxes

Income tax expenses for the periods presented are based on the best estimate of the weighted average annual income tax rate expected for the full years.

The Company’s effective tax rate for the nine and three months ended September 30, 2017 was 0% (nine months ended September 30, 2016: 0%).

22.	Related party transactions

The consolidated subsidiaries of the Company as of December 31, 2016 and September 30, 2017 are listed below:

		Percentage Ownership and Voting Interest
Company	Country of Incorporation	December 31, 2016	September 30, 2017
Netshoes Holding, LLC	United States of America	100.00%	100.00%
NS2 Com Internet Ltda	Brazil	100.00%	100.00%
NS3 Internet S.A.	Argentina	98.17%	98.32%
NS4 Com Internet S.A.	Mexico	100.00%	100.00%
NS4 Servicios de México S.A. C.V.	Mexico	100.00%	100.00%
NS5 Participações Ltda.	Brazil	99.99%	99.99%
NS6 Serviços Esportivos Ltda.	Brazil	100.00%	100.00%

The Company has the following related party transactions:

		December 31, 2016		September 30, 2017
		BRL		BRL		USD
Balances from non-controlling owners
Receivables	R$	17	R$	12	US$	4

		Nine months ended in September 30,						Three months ended in September 30,
		2016		2017		USD Total		2016		2017		USD Total
		BRL		BRL		USD		BRL		BRL		USD
Personnel expenses
Compensation and short-term benefits	R$	7,537		10,129	US$	3,197	R$	1,588	R$	1,878	US$	593
Share-based payments		2,116		959		303		463		566		179
Convertible notes interest		—		2,069		653		—		—		—

	R$	9,653	R$	13,157	US$	4,153	R$	2,051	R$	2,444	US$	772

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

23.	Commitments and Contingencies

(a)	Litigation

The Company is a party to legal proceedings and claims which arise during the ordinary course of business. It reviews its legal proceedings and claims, conducts regulatory reviews and inspections, and reviews other legal matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes provisions for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount provided for and the amount of a reasonably possible loss in excess of the amount provided for, if such disclosure is necessary for its financial statements not to be misleading. The Company does not record a provision when the likelihood of loss being incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote. The Company´s assessment of whether a loss is reasonably possible or probable is based on its assessment and consultation with legal counsel regarding the ultimate outcome of the matter following all appeals. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company’s consolidated financial statements, other than the amount already provided for.

Breakdown of and changes in provisions whose unfavorable outcome is probable are as follows:

		Labor		Civil		Tax		Total		Total
		BRL		BRL		BRL		BRL		USD
As of December 31, 2015	R$	1,378	R$	1,313	R$	1,238	R$	3,929	U$	1,240
Additions		705		888		2,111		3,704		1,169
Payments		(1,397)		(561)		(303)		(2,261)		(714)

As of September 30, 2016	R$	686	R$	1,640	R$	3,046	R$	5,372	U$	1,695

		Labor		Civil		Tax		Total		Total
		BRL		BRL		BRL		BRL		USD
As of December 31, 2016	R$	492	R$	1,230	R$	3,455	R$	5,177	U$	1,634
Additions		450		2,086		4,833		7,369		2,326
Payments		(185)		(2,125)		—		(2,310)		(729)

As of September 30, 2017	R$	757	R$	1,191	R$	8,288	R$	10,236	U$	3,231

Labor claims presented above are related to different matters, such as overtime and salary equalization. Labor lawsuits are not individually significant.

Civil claims are related to the Company´s ordinary course of operations, and generally relate to consumer claims. None of these lawsuits have significant amounts under dispute.

The Company has a tax claim related to challenging Brazilian tax authorities’ interpretation that retailers of imported goods are subject to paying additional sales taxes on manufactured products (“IPI”) and PIS and COFINS on financial income.

In September 2017, the Company received a tax assessment amounting to R$89,013 from the Brazilian tax authorities, asserting that the Company had unduly considered PIS and COFINS tax credits related to marketing and information technology services, effectively reducing the PIS and COFINS payable calculation basis. The Company´s assessment, supported by external lawyers, is that the risk of loss of this case is possible, not probable, and therefore no provision has been recognized in relation to this claim.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017

(In thousands of reais and dollars, unless otherwise stated)

(b)	Judicial deposits

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

Until the case is settled, the judicial deposits amounts accrues interest at Brazil’s official short-term interest rate (SELIC).

		December 31, 2016		September 30, 2017
		BRL		BRL		USD
VAT taxes Brazil (PIS and COFINS)[1]	R$	67,548	R$	92,874	US$	29,316
PIS and COFIN S on financial income		1,139		2,300		726
Tax on manufactured products (IPI)[2]		2,192		5,625		1,776
Other		938		1,724		544

Total judicial deposits		71,817		102,523		32,362

(1)	Contribution tax on gross revenue for social integration program (PIS) and social security financing (COFINS)

The	Company is involved in disputes related to:

i)	Exclusion of VAT tax (ICMS) from PIS and COFINS calculation basis, which started in November 2014. On March 15, 2017, the Brazilian Federal Supreme decided for the unconstitutionality of considering the inclusion of the VAT tax (ICMS) from PIS and COFINS calculations basis. Based on the new position of Brazilian Federal Supreme, the Company’s lawyers changed the estimate of chance of losing of this legal dispute from possible at December 31, 2016 to remote at September 30, 2017. The Company has not recorded a provision for this proceeding since its lawyers estimate the chance of losing this legal dispute as remote.
The	Company is currently waiting for the procedures to realize this judicial deposit to be defined by the court.

ii)	A constitutional challenge on the imposition of PIS and COFINS on financial income.

(2)	Tax on manufactured products (IPI)

The	Company is involved in disputes related to the levy of taxes on manufactured products (IPI) over products it sells and obtained a preliminary injunction allowing it not to pay IPI on imports and sales of goods since it is a trading company.

***********

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Leonardo Tavares Dib
Name:	Leonardo Tavares Dib
Title:	Chief Financial Officer

Date: November 13, 2017